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NEWS RELEASE

17 April 2003

GALEN HOLDINGS PLC

PROPOSED ACQUISITION OF WOMEN'S HEALTHCARE PRODUCTS PORTFOLIO FROM PFIZER INC.

COMPLETION OF ACQUISITION OF FEMHRT (R) HORMONE REPLACEMENT THERAPY

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, US: Galen Holdings PLC (LSE: GAL, Nasdaq: GALN) (the "Company" or "Galen"), the international pharmaceutical company, announces today that it has completed its acquisition from Pfizer of the hormone replacement therapy, femhrt (R). The acquisition, further details of which are set out in the Company's announcement and circular to shareholders, each dated 6 March 2003, is part of Galen's acquisition of the women's healthcare pharmaceutical brands comprising, in addition to femhrt (R), the oral contraceptives, Estrostep (R) and Loestrin (R). Completion of the Estrostep (R) and Loestrin (R) acquisition took place on 27 March 2003.

Roger Boissonneault, Chief Executive of Galen, said:

"We are pleased to be able to announce this last step in the completion of this transaction. These products are an important addition to the Company and broaden our US women's healthcare portfolio."

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ENQUIRIES:
Galen Holdings PLC
David G. Kelly, SVP Finance & Planning	Tel: + 44 283 833 4974

Hoare Govett Limited
Andrew Chapman/Justin Jones	Tel: +44 20 7678 8000

Financial Dynamics
Sophie Pender-Cudlip/Francetta Carr	Tel: + 44 20 7831 3113

For further information on Galen, please visit www.galenplc.com

Forward looking statements in this report, including, without limitation, statements relating to the Galen''s plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of the Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Hoare Govett Limited, which is authorised and regulated in the UK by the Financial Services Authority, is acting for Galen Holdings PLC and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than Galen Holdings PLC for providing the protections afforded to the clients of Hoare Govett Limited or for providing advice in relation to the matters set out in this announcement or any transaction referred to herein.